Exhibit 99.1

News Release

2019-09
Contact

Dianne VanBeber

Vice President, Investor Relations

Dianne.vanbeber@intelsat.com

+1 703 559 7406 (o)

+1 703 627 5100 (m)

Intelsat Announces First Quarter 2019 Results

•	First quarter revenue of $528.4 million

•	First quarter net loss attributable to Intelsat S.A. of $120.6 million

•	First quarter Adjusted EBITDA of $380.3 million or 72 percent of revenue

•	March 31, 2019 contracted backlog of $7.9 billion

•	2019 Financial Guidance Updated for Financial Impact of Intelsat 29e Satellite Failure

Luxembourg, 30 April 2019

Intelsat S.A. (NYSE: I), operator of the world’s first Globalized Network and leader in integrated satellite solutions, today announced financial results for the three months ended March 31, 2019.

In the first quarter of 2018, we adopted the provisions of the Financial Accounting Standards Board Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”). All financial results presented in our first quarter 2019 quarterly report are presented on a comparable basis to 2018 reported results, unless noted otherwise.

Intelsat reported total revenue of $528.4 million and net loss attributable to Intelsat S.A. of $120.6 million for the three months ended March 31, 2019.

Intelsat reported EBITDA1, or earnings before net interest, gain on early extinguishment of debt, taxes and depreciation and amortization, of $372.8 million and Adjusted EBITDA1 of $380.3 million, or 72 percent of revenue, for the three months ended March 31, 2019. Free cash flow from operations1 was $24.0 million.

Intelsat’s Chief Executive Officer, Stephen Spengler, said, “In the first quarter of 2019, we built momentum on our managed services strategy, which addresses new requirements in the markets we serve. We accelerated our deployment of managed services for enterprise, aeronautical and maritime applications. In the past weeks, we introduced new hybrid services for our media customers that seamlessly integrate satellite services with cloud-based solutions. Each of these managed solutions leverages the global reach of our fleet and addresses our customers’ needs for efficient and flexible connectivity.”

Spengler concluded, “In the past month we increased the transparency and provided more details of the C-Band Alliance proposal under the U.S. Federal Communications Commission C-band proceeding. We are collaborating with a number of the stakeholders in the proceeding, gaining consensus so that we can deliver to the FCC a market-based approach which is clearly recognized as the best path to protecting incumbents, while repurposing spectrum that will accelerate 5G deployment and innovation in the U.S.”

First Quarter 2019 Business Highlights

Intelsat provides critical communications infrastructure to customers in the network services, media and government sectors. Our customers use our services for broadband connectivity to deliver fixed and mobile telecommunications, enterprise, video distribution and fixed and mobile government applications. For additional details regarding the performance of our customer sets, see our Quarterly Commentary, available on our website.

Network Services

Network services revenue was $204.3 million (or 39 percent of Intelsat’s total revenue) for the three months ended March 31, 2019, an increase of 3 percent compared to the three months ended March 31, 2018. This increase reflects $14.3 million in accelerated revenue associated with hardware supplied and third-party services under a long-term contract subject to Accounting Standards Codification 842, Leases (“ASC 842”).

Media

Media revenue was $226.0 million (or 43 percent of Intelsat’s total revenue) for the three months ended March 31, 2019, a decrease of 6 percent compared to the three months ended March 31, 2018.

Government

Government revenue was $93.2 million (or 17 percent of Intelsat’s total revenue) for the three months ended March 31, 2019, a decrease of 4 percent compared to the three months ended March 31, 2018.

Average Fill Rate

Intelsat’s average fill rate at March 31, 2019 on our approximately 1,750 36 MHz station-kept wide-beam transponders was 78 percent, as compared to an average fill rate at December 31, 2018 of 78 percent on 1,775 transponders. In addition, at March 31, 2019 our fleet included approximately 1,475 36 MHz units of high-throughput Intelsat EpicNG capacity, as compared to 1,150 units at December 31, 2018, reflecting the entry into service of Horizons 3e. Please see Recent Events, below, for more detail regarding transponder trends following the loss of our Intelsat 29e satellite.

Satellite Launches

Intelsat conducted no satellite launches in the first quarter of 2019. The Horizons 3e satellite, Intelsat’s joint venture satellite with Japan’s leading satellite operator, SKY Perfect JSAT Corporation, entered service in January 2019. Horizons 3e provides over 30 Gbps of incremental throughput to Intelsat’s fleet, completing the initial buildout of the Intelsat EpicNG global high-throughput network with service coverage in the Asia-Pacific region. Intelsat 38, a satellite carrying replacement capacity for direct-to-home platforms serving Central and Eastern Europe as well as the Asia-Pacific region, also entered service in January 2019. For additional details regarding our satellite investment program and 2019 planned satellite launches, see our Quarterly Commentary.

Contracted Backlog

At March 31, 2019, Intelsat’s contracted backlog, representing expected future revenue under existing contracts with customers, was $7.9 billion, as compared to $8.1 billion at December 31, 2018.

C-band Proceeding at the U.S. Federal Communications Commission (“FCC”)

The C-Band Alliance (“CBA”), of which Intelsat is a founding member, submitted two significant filings in response to the Notice of Proposed Rule Making (“NPRM”) issued by the FCC, GN Docket No. 18-122. On April 3, 2019, Intelsat and CBA partner SES filed a customer commitment letter, detailing customer transition commitments from the CBA, including costs to be funded by the CBA, should its proposal for spectrum clearing be adopted by the FCC. On April 9, 2019, the CBA filed its Transition Implementation Plan for safely migrating all current services into a reduced spectrum allocation. For additional details regarding our activities on our proposal to the FCC, see our Quarterly Commentary, available on our website.

Recent Events: Intelsat 29e Satellite Failure

On April 7, 2019, the Intelsat 29e satellite propulsion system experienced damage that caused a leak of the propellant on board the satellite, resulting in a service disruption to customers on the satellite. Efforts to recover the satellite were unsuccessful. We have provided migration paths for the majority of the services on the satellite, with traffic being transitioned to other Intelsat capacity as well as third-party services.

As a result of the loss of the satellite, in the second quarter of 2019 Intelsat expects to record an impairment to asset charge of approximately $400 million. The impact on our 2019 financial guidance is discussed below in Financial Outlook 2019 and in our Quarterly Commentary.

Financial Results for the Three Months Ended March 31, 2019

Total revenue for the three months ended March 31, 2019 decreased by $15.3 million to $528.4 million, or a decrease of 3 percent as compared to the three months ended March 31, 2018. By service type, our revenues increased or decreased due to the following:

Total On-Network Revenues decreased by $26.4 million, or 5 percent, to $471.2 million as compared to the three months ended March 31, 2018 due to the following:

•

Transponder services reported an aggregate decrease of $18.4 million, primarily due to a $12.7 million decrease in revenue from media customers and a $6.0 million decrease in revenue from network services customers. The decrease in media revenue was primarily related to non-renewals and volume reductions from certain customers in the North America, Latin America and Africa regions for distribution applications. The decrease in network services revenue was mainly related to declines for wide-beam wireless infrastructure and enterprise services due to non-renewals and service contractions in the Latin America region and for Europe to Africa connectivity. These declines were partially offset by increases for maritime and aeronautical mobility applications and revenue from new service starts for wireless customers in the Asia-Pacific region.

•

Managed services reported an aggregate decrease of $7.5 million, primarily due to a decrease of $3.8 million in revenue from government customers resulting from non-renewals and lower pricing related to 2018 contract renewals, and a $2.9 million decrease in revenue from network services customers driven by declines for mobility broadband solutions and point-to-point trunking applications, which were partially offset by $1.8 million in net increases in revenue from managed mobility services.

Total Off-Network and Other Revenues increased by $11.1 million, or 24 percent, to $57.3 million, as compared to the three months ended March 31, 2018 due to the following:

•

Transponder, MSS and other Off-Network services revenues increased by an aggregate of $14.9 million to $49.9 million, inclusive of $14.3 million in revenue recognized in the first quarter of 2019 from a network services customer as a result of the adoption of ASC 842, with no comparable amount in the first quarter of 2018.

•

Satellite-related services reported a decrease of $3.8 million, to $7.4 million, due to the completion of a contract for professional services supporting third-party satellite operations in the first quarter of 2018 with no similar contracts completed in the first quarter of 2019.

For the three months ended March 31, 2019, changes in operating expenses, interest expense, net, and other significant income statement items are described below.

Direct costs of revenue (excluding depreciation and amortization) increased by $22.8 million, or 28 percent, to $105.4 million for the three months ended March 31, 2019, as compared to the three months ended March 31, 2018. The increase was primarily due to $16.1 million in equipment and third-party service costs recognized in the first quarter of 2019 under ASC 842 and $6.8 million in costs related to the entry into service of two non-capex satellites in January 2019, with no comparable amounts in the first quarter of 2018.

Selling, general and administrative expenses decreased by $8.6 million, or 14 percent, to $51.7 million for the three months ended March 31, 2019, as compared to the three months ended March 31, 2018. The decrease was primarily due to a $10.3 million decline in professional fees, largely due to costs incurred in the first quarter of 2018 relating to liability management activities with no comparable amounts in 2019, partially offset by an increase of $2.8 million in staff-related expenses.

Depreciation and amortization expense increased by $4.6 million, or 3 percent, to $171.1 million for the three months ended March 31, 2019, as compared to the three months ended March 31, 2018.

Interest expense, net consists of the gross interest expense we incur, together with gains and losses on interest rate cap contracts (which reflect the change in their fair value), offset by interest income earned and the amount of interest we capitalize related to assets under construction. As of March 31, 2019, we held interest rate cap contracts with an aggregate notional amount of $2.4 billion to mitigate the risk of interest rate expense increase on the floating-rate term loans under our senior secured credit facilities. The contracts have not been designated as hedges for accounting purposes.

Interest expense, net increased by $34.1 million, or 12 percent, to $316.6 million for the three months ended March 31, 2019, as compared to $282.5 million in the three months ended March 31, 2018. The increase was principally due to:

•	an increase of $30.1 million corresponding to the decrease in fair value of the interest rate cap contracts;

•	an increase of $3.9 million from lower capitalized interest primarily resulting from decreased levels of satellites and related assets under construction; and

•	a net increase of $2.0 million in interest expense primarily resulting from our refinancing activities in 2018.

The non-cash portion of total interest expense, net was $47.4 million for the three months ended March 31, 2019, primarily consisting of interest expense related to the significant financing component identified in our customer contracts, amortization and accretion of discounts and premiums, the loss resulting from the decrease in fair value of the interest rate cap contracts we hold and amortization of deferred financing fees.

Other income, net was $1.4 million for the three months ended March 31, 2019, as compared to other income, net of $4.4 million for the three months ended March 31, 2018. The decrease of $3.0 million was primarily due to $3.1 million of other lease income recognized in the three months ended March 31, 2018 with no comparable amount in 2019.

Provision for income taxes was $5.1 million for the three months ended March 31, 2019, as compared to $22.4 million for the three months ended March 31, 2018. The decrease was principally attributable to the implementation in 2018 of a series of internal transactions and related steps that reorganized the ownership of certain of our assets among our subsidiaries.

Cash paid for income taxes, net of refunds, totaled $1.9 million and $2.2 million for the three months ended March 31, 2019 and 2018, respectively.

Net Income, Net Income per Diluted Common Share attributable to Intelsat S.A., EBITDA and Adjusted EBITDA

Net loss attributable to Intelsat S.A. was $120.6 million for the three months ended March 31, 2019, compared to a net loss of $66.8 million for the same period in 2018, primarily due to lower revenue and higher direct cost of revenue, as described above.

Net loss per diluted common share attributable to Intelsat S.A. was $0.87 for the three months ended March 31, 2019, compared to net loss of $0.56 per diluted common share for the same period in 2018.

EBITDA was $372.8 million for the three months ended March 31, 2019, compared to $405.4 million for the same period in 2018, primarily due to lower revenue and higher direct cost of revenue, as described above.

Adjusted EBITDA was $380.3 million for the three months ended March 31, 2019, or 72 percent of revenue, compared to $418.6 million, or 77 percent of revenue, for the same period in 2018, primarily due to lower revenue and higher direct cost of revenue, as described above.

Free Cash Flow From Operations1

Net cash provided by operating activities was $117.3 million for the three months ended March 31, 2019. Free cash flow from operations was $24.0 million for the same period. Free cash flow from (used in) operations is defined as net cash provided by operating activities and other proceeds from satellites from investing activities, less payments for satellites and other property and equipment (including capitalized interest). Payments for satellites and other property and equipment from investing activities, net during the three months ended March 31, 2019 was $93.3 million.

Financial Outlook 2019

Intelsat provided a preliminary update to its 2019 financial outlook for revenue and Adjusted EBITDA as noted below, to reflect the financial implications of the loss of the Intelsat 29e satellite, for which all restoration contractual details are not yet complete. Elements from the satellite failure affecting the financial impact include: the use of growth capacity for restoration services, the issuance of revenue credits to compensate customers for repointing costs, the reversal of accrued revenue related to certain contractual terms that will not be realized given the loss of the satellite and increased direct costs of revenue related to the purchase of third-party restoration capacity and other field services costs stemming from service migration.

Intelsat also updated its financial guidance for two other business changes that will affect our financial performance in 2019. These include lowered revenue expectations in our media and government businesses, and higher cost of goods sold related to accounting changes creating incremental impact to Adjusted EBITDA.

•	Revenue Guidance: Intelsat expects full-year 2019 revenue in a range of $2.000 billion to $2.060 billion.

•	Adjusted EBITDA Guidance: Intelsat forecasts Adjusted EBITDA performance for the full-year 2019 to be in a range of $1.430 billion to $1.480 billion.

For further details on the changes to our financial outlook, please see our Quarterly Commentary.

Capital Expenditure Guidance: Intelsat affirmed its capital expenditure guidance for the three years 2019-2021 (the “Guidance Period”). Over the next several years we are in a cycle of lower required investment, due to timing of replacement satellites and smaller satellites being built. The replacement strategy for Intelsat 29e has not yet been completed and we may update our capital expenditure guidance when our analysis is complete.

We continue to expect the following capital expenditure ranges:

•	2019: $250 million to $300 million;

•	2020: $275 million to $350 million; and

•	2021: $250 million to $350 million.

Our capital expenditure guidance includes capitalized interest. Capitalized interest is expected to average approximately $30 million annually during the Guidance Period.

Intelsat currently has five satellites covered by our 2019 to 2021 capital expenditure plan, two of which are in the design and manufacturing phase. For the remaining three satellites, no manufacturing contracts have yet been signed. During the Guidance Period, we expect that an increased proportion of our capital expenditures will be invested in ground infrastructure and tools needed to enhance our delivery of managed services.

Our capital expenditure plan excludes up to four satellites which we may be required to build should our C-band proposal to the FCC be adopted in all material respects.

Capital expenditure incurrence is subject to the timing of achievement of contract, satellite manufacturing, launches and other milestones.

Cash Taxes: We expect cash taxes to range from $30 million to $40 million annually.

[1]

In this release, financial measures are presented both in accordance with U.S. GAAP and also on a non-U.S. GAAP basis. EBITDA, Adjusted EBITDA (or “AEBITDA”), free cash flow from (used in) operations and related margins included in this release are non-U.S. GAAP financial measures. Please see the consolidated financial information below for information reconciling non-U.S. GAAP financial measures to comparable U.S. GAAP financial measures.

1Q 2019 Quarterly Commentary

Intelsat provides a detailed quarterly commentary on the Company’s business trends and performance. Please visit www.intelsat.com/investors for management’s commentary on the Company’s progress against its operational priorities and financial outlook.

Conference Call Information

Intelsat management will hold a public conference call at 8:30 a.m. ET on Tuesday, April 30, 2019 to discuss the Company’s financial results for the first quarter of 2019. Access to the live conference call will also be available via the Internet at www.intelsat.com/investors. To participate on the live call, participants should dial +1 844-834-1428 from North America, and +1 920-663-6274 from all other locations. The participant pass code is 2457288.

Participants will have access to a replay of the conference call through May 7, 2019. The replay number for North America is +1 855-859-2056, and for all other locations is +1 404-537-3406. The participant pass code for the replay is 2457288.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live. For more information, visit www.intelsat.com.

Intelsat Safe Harbor Statement:

Some of the information and statements contained in this quarterly commentary and certain oral statements made from time to time by representatives of Intelsat constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include statements regarding: our expectations as to the impact of the loss of Intelsat 29e on our business and financial outlook; our guidance regarding our expectation that the launches of our satellites in the future will position us for growth; our plans for satellite launches in the near to mid-term; our intention to leverage our satellite launches and maximize the value of our spectrum rights, including the pursuit of partnerships to optimize new satellite business cases and the exploration of joint use of certain spectrum with the wireless sector in certain geographies; our expectations as to the potential timing of a final FCC ruling with respect to our C-band joint-use proposal; guidance regarding our expectations for our revenue performance and Adjusted EBITDA performance; our capital expenditure guidance and cash tax expectations over the next several years; our belief that the scale of our fleet can reduce the financial impact of satellite anomalies or launch failures and protect against service interruptions; our belief that the diversity of our revenue and customer base allow us to recognize trends across regions and capture new growth opportunities; our expectation that developing differentiated services and investing in new technology will allow us to unlock essential opportunities; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; and our expectations as to the level of our cash tax payments in the future.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others, the risks described in Intelsat’s Annual Report on Form 20-F for the year ended December 31, 2018, and its other filings with the U.S. Securities and Exchange Commission, the political, economic, regulatory and legal conditions in the markets we are targeting for communications services or in which we operate, and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands, except per share amounts)

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019
Revenue	$543,782	$528,449
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	82,571	105,405
Selling, general and administrative	60,282	51,658
Depreciation and amortization	166,457	171,094

Total operating expenses	309,310	328,157

Income from operations	234,472	200,292
Interest expense, net	282,454	316,602
Gain on early extinguishment of debt	65	—
Other income, net	4,429	1,413

Loss before income taxes	(43,488)	(114,897)
Provision for income taxes	22,361	5,145

Net loss	(65,849)	(120,042)
Net income attributable to noncontrolling interest	(952)	(580)

Net loss attributable to Intelsat S.A.	$(66,801)	$(120,622)

Net loss per common share attributable to Intelsat S.A.:
Basic	$(0.56)	$(0.87)
Diluted	$(0.56)	$(0.87)

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME (LOSS) TO EBITDA

($ in thousands)

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019
Net income (loss)	$(65,849)	$(120,042)
Add (Subtract):
Interest expense, net	282,454	316,602
Loss (gain) on early extinguishment of debt	(65)	—
Provision for (benefit from) income taxes	22,361	5,145
Depreciation and amortization	166,457	171,094

EBITDA	$405,358	$372,799

EBITDA Margin	75%	71%

Note:

Intelsat calculates a measure called EBITDA to assess the operating performance of Intelsat S.A. EBITDA consists of earnings before net interest, gain on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. Accordingly, we consider gain on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the Fixed Satellite Services (“FSS”) sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and financial analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies.

EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA

($ in thousands)

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019
Net income (loss)	$(65,849)	$(120,042)
Add (Subtract):
Interest expense, net	282,454	316,602
Loss (gain) on early extinguishment of debt	(65)	—
Provision for (benefit from) income taxes	22,361	5,145
Depreciation and amortization	166,457	171,094

EBITDA	405,358	372,799

Add:
Compensation and benefits(1)	1,303	2,707
Non-recurring and other non-cash items(2)	11,979	4,774

Adjusted EBITDA(3)	$418,640	$380,280

Adjusted EBITDA margin	77%	72%

(1)	Reflects non-cash expenses incurred relating to our equity compensation plans.
(2)

Reflects certain non-recurring gains and losses and non-cash items, including the following: professional fees related to our liability and tax management initiatives; costs associated with our C-band spectrum solution proposal; severance, retention and relocation payments; and other various non-recurring expenses. These costs were partially offset by non-cash income related to the recognition of deferred revenue on a straight-line basis for certain prepaid capacity service contracts.

(3)

For each of the three months ended March 31, 2018 and 2019, Adjusted EBITDA includes $25,139 of revenue relating to the significant financing component identified in customer contracts in accordance with the adoption of ASC 606. These impacts are not permitted to be reflected in the applicable consolidated and Adjusted EBITDA definitions under our debt agreements.

Note:

Intelsat calculates a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table above. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations, because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, and our Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

($ in thousands)

	December 31, 2018	March 31, 2019
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$485,120	$489,648
Restricted cash	22,037	22,110
Receivables, net of allowances of $28,542 in 2018 and $26,421 in 2019	271,393	240,999
Contract assets	45,034	55,248
Prepaid expenses and other current assets	24,075	26,285

Total current assets	847,659	834,290
Satellites and other property and equipment, net	5,511,702	5,419,410
Goodwill	2,620,627	2,620,627
Non-amortizable intangible assets	2,452,900	2,452,900
Amortizable intangible assets, net	311,103	302,515
Contract assets, net of current portion	96,108	98,308
Other assets	401,414	511,463

Total assets	$12,241,513	$12,239,513

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$108,101	$102,031
Taxes payable	5,679	7,578
Employee related liabilities	29,696	27,486
Accrued interest payable	284,649	317,656
Contract liabilities	137,746	133,725
Deferred satellite performance incentives	35,261	35,775
Other current liabilities	59,080	59,535

Total current liabilities	660,212	683,786
Long-term debt, net of current portion	14,028,352	14,038,533
Contract liabilities, net of current portion	1,131,319	1,127,205
Deferred satellite performance incentives, net of current portion	210,346	202,465
Deferred income taxes	82,488	87,988
Accrued retirement benefits, net of current portion	133,735	130,620
Other long-term liabilities	77,670	170,443
Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,380	1,406
Paid-in capital	2,551,471	2,554,384
Accumulated deficit	(6,606,426)	(6,710,857)
Accumulated other comprehensive loss	(43,430)	(59,511)

Total Intelsat S.A. shareholders’ deficit	(4,097,005)	(4,214,578)
Noncontrolling interest	14,396	13,051

Total liabilities and shareholders’ deficit	$12,241,513	$12,239,513

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019
Cash flows from operating activities:
Net loss	$(65,849)	$(120,042)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	166,457	171,094
Provision for doubtful accounts	1,266	411
Foreign currency transaction (gain) loss	(741)	1,030
Loss on disposal of assets	—	40
Share-based compensation	1,303	2,707
Deferred income taxes	(50)	2,029
Amortization of discount, premium, issuance costs and related costs	12,109	10,049
Gain on early extinguishment of debt	(65)	—
Amortization of actuarial loss and prior service credits for retirement benefits	1,224	112
Unrealized (gains) losses on derivatives and investments	(21,309)	8,931
Sales-type lease	—	6,913
Other non-cash items	(769)	(108)
Changes in operating assets and liabilities:
Receivables	(17,204)	29,396
Prepaid expenses, contract and other assets	(7,441)	(22,826)
Accounts payable and accrued liabilities	14,377	2,106
Accrued interest payable	22,626	33,007
Deferred revenue and contract liabilities	(22,250)	(8,300)
Accrued retirement benefits	(3,444)	(3,115)
Other long-term liabilities	617	3,900

Net cash provided by operating activities	80,857	117,334

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(68,027)	(93,297)
Purchase of investments	—	(10,000)
Capital contributions to unconsolidated affiliates	(12,129)	(338)
Proceeds from insurance settlements	5,709	—
Other proceeds from satellites	3,750	—

Net cash used in investing activities	(70,697)	(103,635)

Cash flows from financing activities:
Repayments of long-term debt	(32,603)	—
Principal payments on deferred satellite performance incentives	(7,109)	(7,259)
Dividends paid to noncontrolling interest	(2,601)	(1,925)
Proceeds from exercise of employee stock options	—	232
Other financing activities	1,233	297

Net cash used in financing activities	(41,080)	(8,655)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	783	(443)

Net change in cash, cash equivalents and restricted cash	(30,137)	4,601

Cash, cash equivalents, and restricted cash beginning of period	541,391	507,157

Cash, cash equivalents, and restricted cash end of period	$511,254	$511,758

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$241,008	$238,407
Income taxes paid, net of refunds	2,174	1,936
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures	$14,447	$8,595
Capitalization of deferred satellite performance incentives	28,161	—

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES

TO FREE CASH FLOW FROM (USED IN) OPERATIONS

($ in thousands)

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2019
Net cash provided by operating activities	$80,857	$117,334
Other proceeds from satellites from investing activities	3,750	—
Payments for satellites and other property and equipment (including capitalized interest)	(68,027)	(93,297)

Free cash flow from (used in) operations	$16,580	$24,037

Note:

Free cash flow from (used in) operations consists of net cash provided by (used in) operating activities and other proceeds from satellites from investing activities, less payments for satellites and other property and equipment (including capitalized interest) from investing activities and other payments for satellites from financing activities. Free cash flow from (used in) operations is not a measurement of cash flow under U.S. GAAP. Intelsat believes free cash flow from (used in) operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from (used in) operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by financial analysts and investors in assessing performance. Free cash flow from (used in) operations does not give effect to cash used for debt service requirements and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from (used in) operations is not a measure of financial performance under U.S. GAAP, and free cash flow from (used in) operations may not be comparable to similarly titled measures of other companies. You should not consider free cash flow from (used in) operations as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of Intelsat’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

SUPPLEMENTARY TABLE

REVENUE BY CUSTOMER SET AND SERVICE TYPE

($ in thousands)

By Customer Set

	Three Months Ended March 31, 2018		Three Months Ended March 31, 2019		Increase (Decrease)	Percentage change
Network Services	$198,588	37%	$204,257	39%	$5,669	3%
Media	239,277	43	226,016	43	(13,261)	(6)
Government	97,314	18	93,233	17	(4,081)	(4)
Other	8,603	2	4,943	1	(3,660)	(43)

Total	$543,782	100%	$528,449	100%	$(15,333)	(3)%

By Service Type
	Three Months Ended March 31, 2018		Three Months Ended March 31, 2019		Increase (Decrease)	Percentage change
On-Network Revenues:
Transponder services	$395,696	73%	$377,284	71%	$(18,412)	(5)%
Managed services	100,682	19	93,201	18	(7,481)	(7)
Channel	1,184	—	691	—	(493)	(42)

Total on-network revenues	497,562	92	471,176	89	(26,386)	(5)
Off-Network and Other Revenues:
Transponder, MSS and other off-network services	34,983	6	49,858	9	14,875	43
Satellite-related services	11,237	2	7,415	1	(3,822)	(34)

Total off-network and other revenues	46,220	8	57,273	11	11,053	24

Total	$543,782	100%	$528,449	100%	$(15,333)	(3)%